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                                 UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G


                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                               (Amendment No. 2 )*



                                  Jaclyn, Inc.
              ---------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $1.00 per share
              ---------------------------------------------------
                         (Title of Class of Securities)
                         ------------------------------

                                   469772 10 7
                         ------------------------------
                                 (CUSIP Number)


Check the following box if a fee is being paid with the statement [_]. (A fee is not required only if the filing person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7).

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions o`f the Act (however, see the Notes).


SEC 1745 (2-95)

                                Page 1 of 5 pages

                                       13G
------------------------                                       -----------------
CUSIP No.    469772 10 7                                       Page 2 of 5 Pages
------------------------                                       -----------------

================================================================================
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

         Bernice Gailing
--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                     (a) [_]
                                                                     (b) [_]

--------------------------------------------------------------------------------
3        SEC USE ONLY


--------------------------------------------------------------------------------
4        CITIZENSHIP OR PLACE OF ORGANIZATION

         United States

--------------------------------------------------------------------------------
                                    5        SOLE VOTING POWER


                                             0
                              --------------------------------------------------
           NUMBER OF               6        SHARED VOTING POWER
            SHARES
         BENEFICIALLY                       0
           OWNED BY
             EACH             -------------------------------------------------
           REPORTING               7        SOLE DISPOSITIVE POWER
            PERSON
             WITH                           106,392

                              --------------------------------------------------
                                    8        SHARED DISPOSITIVE POWER

                                             0

--------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

         106,392

--------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
                                                                           [_]


--------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

         4.0%

--------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*

         IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!

SEC 1745 (2-95)
                                Page 2 of 5 pages

                                       13G
------------------------                                       -----------------
CUSIP No.    469772 10 7                                       Page 3 of 5 Pages
------------------------                                       -----------------


                                 AMENDMENT NO. 2
                                       to
                                  SCHEDULE 13G
                                  ------------

Item 1(a)    Name of Issuer:

             Jaclyn, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

             635 59th Street
             West New York, New Jersey 07093

Item 2(a)    Name of Person Filing:

             Bernice Gailing

Item 2(b)    Address of Principal Business Office or, if None, Residence:

             5 Cathy Terrace
             Englewood Cliffs, New Jersey 07632

Item 2(c)    Citizenship:

             United States

Item 2(d)    Title of Class of Securities:

             Common Stock, $1.00 par value per share

Item 2(e)    CUSIP Number: 469772 10 7

Item 3       If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b):

             Not Applicable

Item 4       Ownership.   As of December 31, 1996:

                  (a)      Amount Beneficially Owned:

                           106,392 shares of Common Stock, $1.00 par value per share ("Common Stock").

                  (b)      Percent of Class: 4.0%


SEC 1745 (2-95)
                                Page 3 of 5 pages

                                       13G
------------------------                                       -----------------
CUSIP No.    469772 10 7                                       Page 4 of 5 Pages
------------------------                                       -----------------


                  (c)      Number of shares as to which such person has:

                           (i)      sole  power to vote or to  direct  the vote:
                                    none

                           (ii)     shared  power to vote or direct to the vote:
                                    none

                           (iii) sole power to dispose or to direct the disposition of: 106,392

                           (iv) shared power to dispose or to direct the disposition of: none

Item 5       Ownership of Five Percent or Less of a Class.

             This Amendment is being filed to reflect the ownership of less than 5% of the Issuer's Common Stock.

Item 6       Ownership of More than Five Percent on Behalf of Another Person:.

             Not Applicable

Item 7 Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

             Not Applicable

Item 8       Identification and Classification of Members of the Group.

             Not Applicable

Item 9       Notice of Dissolution of Group.

             Not Applicable

Item 10      Certification:

             Not Applicable

SEC 1745 (2-95)
                                Page 4 of 5 pages

                                       13G
------------------------                                       -----------------
CUSIP No.    469772 10 7                                       Page 5 of 5 Pages
------------------------                                       -----------------


                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  February 13, 1997


                                                   /s/  Bernice Gailing
                                                   -------------------------
                                                   Bernice Gailing




SEC 1745 (2-95)
                                Page 5 of 5 pages